UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, DC 20549
                   SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO
           FILED PURSUANT TO RULE 13d-2(b)

             INTERNATIONAL ISOTOPES INC.
                  (Name of Issuer)


                   COMMON STOCK
         (Title of Class of Securities)

                   45972C102
                 (CUSIP Number)

             Basso Securities Ltd.
            1281 East Main Street
         Stamford, Connecticut 06902
              (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             -with copies to-

         Ricardo W. Davidovich, Esq.
  Tannenbaum Helpern Syracuse & Hirschtritt
        900 Third Avenue - 13th Floor
             New York, NY  10022

                   June, 2000
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
    X Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of  the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 45972C102


1. Name of Reporting Person I.R.S. Identification Nos.
of Above Persons (entities only)

 Basso Securities Ltd.

2. Check the Appropriate Box If A Member Of A Group (
See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power

2,090,129 shares of common stock (includes 785,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 shares of preferred stock convertible into 429,250 shares of common stock).

6. Shared Voting Power	0

7. Sole Dispositive Power

2,090,129 shares of common stock (includes 785,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 shares of preferred stock convertible into 429,250 shares of common stock).

8. Shared Dispositive Power		0

9. Aggregate Amount Beneficially Owned by Each Reporting
Person


10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares
	(See Instruction)

11. Percent of Class Represented by Amount in Row 9
11.8%

12. Type of Reporting Person (See Instructions)   CO



CUSIP No. 45972C102

Item 1:	Security and Issuer

1(a) 	Name of Issuer

International Isotopes Inc.

1(b)	Address of Issuer's Principal Executive Offices

1500 Spencer Road
Denton, TX 76205
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:

Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:

1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized

Delaware, USA

2(d)	Title of Class of Security

Common Stock

2(e)	Cusip Number

45972C102






CUSIP No. 45972C102


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities
Exchange Act of 1934, check whether the filing is a:

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
e. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
f. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
g. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
h. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned

As of July 25, 2001 an aggregate of 2,090,129 shares of common stock were beneficially owned by Basso Securities
Ltd., as an advisor(portfolio manager) to certain funds managed by DKR Management Company Inc. (DKRMCI). Basso
Securities Ltd. disclaims beneficial ownership of the holdings reported herein.


4(b)	Percent of Class

11.8%

(The percentage was calculated by dividing 2,090,129 shares of common stock by 17,686,671 (which represents the sum of 16,382,421 (shares outstanding based on the latest information provided by the Company, International
Isotopes Inc. ) and the shares of common stock that would be held upon conversion of the preferred stock and the exercise of the warrants).







CUSIP No. 45972C102

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote

2,090,129 shares of common stock (includes 785,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 shares of preferred stock convertible into 429,250 shares of common stock).

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

2,090,129 shares of common stock (includes 785,879 shares of common stock, warrants exercisable into 875,000 shares of common stock and 1,717 shares of preferred stock convertible into 429,250 shares of common stock).

(iv) Shared power to dispose or to direct the disposition of

0

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6: Ownership of More than Five percent on Behalf of Another Person.

Basso Securities Ltd. has entered into an Advisory
Services Agreement with DKR Management Company Inc.
(DKRMCI), a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI.
As such, DKRMCI, the investment advisor to the funds
(and AIG SoundShore Holdings Ltd., a fund managed by
DKRMCI., which has more than a five percent interest in the securities) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.






CUSIP No. 45972C102


Item 7: Reported on By the 	Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 25, 2001


/s/ Howard I. Fischer
Signature

Howard I. Fischer
President